

Mohanad A. · 3rd

Financial Center Manager II at Fifth Third Bank

Fifth Third Bank

Greater Chicago Area · **Contact info**

500+ connections

Experience



Financial Center Manager II
Fifth Third Bank · Full-time
Jul 2018 - Present · 3 yrs 9 mos
Greater Chicago Area



TCF Bank
9 yrs 5 mos
Greater Chicago Area

Branch Manager II
Apr 2010 - Jun 2018 · 8 yrs 3 mos

- Responsible for effectively managing the sales and operational activities of the branch banking center

Assistant Manager
Feb 2009 - Apr 2010 · 1 yr 3 mos

- Develop and maintain teamwork with the Manager in the managing of sales and operations.



Operations Supervisor
Capital Hauling
Apr 2006 - Feb 2009 · 2 yrs 11 mos
San Antonio, Texas Area



Assistant Lending Manager
TCF Bank
Jul 2004 - Apr 2006 · 1 yr 10 mos
Greater Chicago Area

Education



University of Illinois Springfield
Bachelors, Business Management/MIS
2002 - 2004



Moraine Valley Community College



Moraine Valley Community College
Associates, Science
2000 – 2002